GELTOLOGY INC.
Room 2903, Unit B

Jianwai SOHO East District

No.39 East Three Ring Middle Road

Chaoyang District, Beijing City, China

November 14, 2012

Justin Dobbie

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.20549

Re:	Geltology Inc. Amendment No. 4 to Form 8-K Filed on October 16, 2012 File No. 333-174874

Dear Mr. Dobbie:

Geltology Inc., a Delaware corporation (the “Company”), hereby provides responses to comments issued in a letter dated October 19, 2012 (the “Staff’s Letter”) regarding the Company’s Amendment No. 4 to the Current Report on Form 8-K (the “8-K”). Contemporaneous with this submission, we have filed an amended Form 8-K (the “Amended 8-K”) reflecting our responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended 8-K, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Unless otherwise noted, page numbers refer to the marked copy of the Amended 8-K that has been revised as indicated herein. We have also submitted five clean and marked copies of the Amended 8-K to the Staff.

Our responses to the comments set forth in the Staff’s Letter are as follows:

[remainder of page intentionally left blank]

Exhibit 99.1

Notes to Consolidated Financial Statements, page 6

Note 7—Prepaid Leases, page 11

1.	We note your responses to our prior comments 1 and 3. Based on our review of your response, we do not believe it is not appropriate to record a prepaid asset for amounts that were not actually paid in cash as of December 31, 2011. In this regard, please revise your December 31, 2011 financial statements to only recognize the $6.2 million of the lease costs actually paid during 2011 as prepaid lease expense. Your amortization of the prepaid lease amount should be recognized on a straight line over the life of the lease based on the full amount of the aggregate lease payments due pursuant to ASC 840-20-25-1. Please advise or revise as appropriate

RESPONSE: The Company has made revisions according to your comments in revised 8K/A.

2.	In a related matter, we also believe that it is not appropriate to record a lease liability in your financial statements for an operating lease payment that is not due until a future period. Please revise your financial statements to eliminate the amounts recorded in accounts payable related to this operating lease arrangement. Refer to ASC 840.

RESPONSE: The Company has made revisions according to your comments in revised 8K/A.

The undersigned as an officer of the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact our attorney, Tahra T. Wright, of Loeb & Loeb LLP at (212) 407-4122.

Sincerely,

Geltology, Inc.

By:	Xingping Hou
Name:	Xingping Hou
Title:	Chief Executive Officer